UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53574

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: CITADEL SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 South Dearborn Street
(No. and Street)

Chicago (City) Illinois (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICIA STASNY (312) 395-4366
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

1 North Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

CITADEL SECURITIES LLC

AFFIRMATION

I, Patricia Stasny, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Citadel Securities LLC (the "Company"), as of December 31, 2015, is true and correct. I further affirm that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

By: Patricia A Stasny   Date: 2/19/16

Patricia Stasny, Global Controller of Citadel LLC

OFFICIAL SEAL
BARBARA A HORNE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/17/18

Barbara A. Horne, Notary Public
February 19, 2016

pwc

Report of Independent Registered Public Accounting Firm

To Management of Citadel Securities LLC:

In our opinion, the accompanying Statement of Financial Condition presents fairly, in all material respects, the financial position of Citadel Securities LLC at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 19, 2016

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T:(312) 298 2000 , F:(312) 298 2001, www.pwc.com/us

CITADEL SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2015
(Expressed in U.S. dollars in thousands)

ASSETS

Assets:		
Cash	$	477,169
Cash segregated under federal regulation		4,100
Securities owned, at fair value		5,972,924
Receivable from brokers and dealers		1,003,487
Securities borrowed		945,589
Receivable from clearing organizations and custodians		378,879
Receivable for order flow		25,929
Other assets		15,713
Exchange memberships and trading rights (fair value $13,984) (Note 2)		15,131
Securities purchased under agreements to resell		9,593
Dividends receivable		5,118
Total assets	$	8,853,632

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Securities sold, not yet purchased, at fair value	$	6,464,142
Securities sold under agreements to repurchase		1,236,536
Payable for order flow		64,326
Payable to affiliates		46,009
Securities loaned		29,203
Payable to brokers, dealers, and clearing organizations		18,771
Exchange, clearance, and regulatory fees payable		17,056
Dividends payable		3,437
Other liabilities		3,225
Total liabilities		7,882,705
Member's capital		970,927
Total liabilities and member's capital	$	8,853,632

See notes to statement of financial condition.

CITADEL SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2015
(Expressed in U.S. dollars in thousands)

(1) Organization:

Citadel Securities LLC (the "Company"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation. CLP Holdings Three LLC ("CLP3"), an affiliate, is the sole member of the Company. CALC III LP ("CAL3"), an affiliate, is the manager of the Company. Effective January 1, 2015, the Company's designated self-regulatory organization is FINRA. The Company is a clearing member of the Depository Trust Company, National Securities Clearing Corporation, and Fixed Income Clearing Corporation (together, the Depository Trust & Clearing Corporation, or "DTCC"), and is a clearing member and participant in the Options Clearing Corporation and the New York Stock Exchange stock loan programs.

The Company primarily engages in market making in U.S. options, equities, and foreign exchange, as well as trade execution, and proprietary trading. For the period January 1, 2015 to July 13, 2015, the Company provided clearing services to certain affiliated funds. On July 13, 2015, the Company transferred clearing and financing balances held on behalf of the affiliated funds to Citadel Clearing LLC ("CCLC"), an affiliated broker and dealer (See Note 7). As a result, the Company no longer engages in clearing and financing activities on behalf of the affiliated funds after the transfer.

Citadel LLC, an affiliate, provides certain administrative and investment-related services to the Company. Northern Trust Hedge Fund Services LLC ("NTHFS") is responsible for providing certain administrative services to the Company. The services contract between the Company and NTHFS is effective through May 1, 2021. Through a contractual agreement, Citadel LLC provides certain information technology systems to NTHFS, which support the administrative services provided by NTHFS.

(2) Summary of Significant Accounting Policies:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in accordance with GAAP requires CAL3 to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ significantly from those estimates.

Cash

The Company defines cash on the statement of financial condition as cash and funds held in liquid investments with original maturities of 90 days or less. Substantially all cash is held at various global financial institutions.

(2) Summary of Significant Accounting Policies, Continued:

Cash Segregated Under Federal Regulation

Cash of $4,000 and $100 has been segregated in a special reserve bank account for the benefit of customers under the SEC Computation for Determination of Reserve Requirements ("Rule 15c3-3") and proprietary accounts of brokers and dealers, respectively.

Securities Owned and Securities Sold, Not Yet Purchased

The Company's securities owned and securities sold, not yet purchased are recorded at fair value. Securities transactions are recorded on a trade date basis. Substantially all securities owned are held at various global financial institutions which are permitted by contract or custom to sell or repledge these securities.

Offsetting Financial Instruments

Financial assets and liabilities, as well as cash collateral received and posted, are offset by counterparty when there exists a legally enforceable right to set off the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. As a result, the net exposure to each counterparty is reported as either an asset or liability on the statement of financial condition, where applicable.

Foreign Currency Translation

The functional currency of the Company is the U.S. dollar. The Company may hold assets and liabilities denominated in foreign currencies. The fair value of assets and liabilities is translated into U.S. dollars using spot currency rates on the date of valuation. Changes in foreign exchange rates on assets and liabilities are isolated from the fluctuations arising from changes in the fair value of assets and liabilities held.

Transfers of Financial Assets

In general, transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. For transfers of financial assets that are not accounted for as sales, in which the transferor retains control of the financial assets, the financial assets remain on the statement of financial condition and the transfer is accounted for as a collateralized financing. Securities borrowed, securities purchased under agreements to resell ("reverse repurchase agreements"), securities loaned and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings (see Note 5).

Reverse repurchase and repurchase agreements are short-term in nature and are recorded at the amounts of cash paid or received, plus accrued interest, on the statement of financial condition. Reverse repurchase agreements and repurchase agreements with the same counterparty are reported on

(2) Summary of Significant Accounting Policies, Continued:

Transfers of Financial Assets, Continued

a net basis when there exists a legally enforceable right to set off the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

Securities borrowing and lending transactions require cash or other financial instruments as collateral to be deposited or taken in. Securities borrowed are recorded at the amount of cash collateral advanced plus accrued interest receivable, as required. Securities loaned are recorded at the amount of cash collateral and fair value of securities collateral received plus accrued interest payable, as required.

Exchange Memberships and Trading Rights

The Company's market making rights on various exchanges and trading rights which represent only the right to conduct business on the exchange are accounted for as indefinite life intangible assets, recorded at cost, which are reviewed annually for impairment. The disclosure of the fair market value of the exchange memberships and trading rights is based on recent sales, where available. CAL3 may review the price information received in determining the best estimate of the fair value. In addition, the Company's exchange memberships, which include ownership interests in clearing corporations, are also recorded at cost or, if an other-than-temporary impairment in value has occurred, at a value that reflects CAL3's estimate of the impairment.

Valuation of Financial Instruments

The Company measures and reports securities owned; securities sold, not yet purchased; and derivative financial instruments ("Financial Instruments") at fair value, as determined by CAL3. Financial Instruments are generally characterized by the geographies/time zone(s) of trading. The fair value is based on available information and represents CAL3's best estimate of fair value. The fair value determined may not necessarily reflect the amount which might ultimately be realized in an arm's length sale or liquidation of the Financial Instruments and such differences may be material. All Financial Instruments are valued at the close of business on each date of determination in the relevant time zone as determined by CAL3. Valuations are not changed subsequent to such closing time, irrespective of whether part or all of a group of Financial Instruments continue to trade after the close of business and prior to the next opening of business in such time zone, except that CAL3 may value (or revalue as the case may be) any and all Financial Instruments based on pricing or other relevant information obtained after the close of business if CAL3 believes that doing so is necessary to better reflect fair value and is consistent with the Company's governing documents.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between knowledgeable, willing parties, at the measurement date. Where available, fair value is based on observable market prices or parameters or

(2) Summary of Significant Accounting Policies, Continued:

Valuation of Financial Instruments, Continued

derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of estimation and judgment by CAL3, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity.

The accounting guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A Financial Instrument's level within the fair value hierarchy is based on the lowest level of any input, individually or in the aggregate, that is significant to the fair value measurement.

If CAL3 determines that either the volume and/or level of activity for an asset or liability has significantly decreased (from normal conditions for that asset or liability) or price quotations or observable inputs are not associated with orderly transactions, increased analysis and management judgment will be required to estimate fair value. Valuation techniques such as an income approach might be appropriate to supplement or replace a market approach in those circumstances. Regardless, however, of the valuation technique and inputs used, the objective for the fair value measurement in those circumstances is unchanged from what it would be if markets were operating at normal activity levels and/or transactions were orderly; that is, to determine the current exit price.

Financial Instruments are valued by CAL3 taking into consideration third party pricing sources to the extent possible. Third party pricing sources may include one or more exchanges, organized dealer markets, electronic trading facilities or brokers and dealers. For certain Financial Instruments, indications of fair value may be quoted by a limited number of market participants. CAL3 may

(2) Summary of Significant Accounting Policies, Continued:

Valuation of Financial Instruments, Continued

arbitrate the price information received in determining the best estimate of fair value for the Financial Instrument. Financial Instruments also may be valued on the basis of a spread or price differential, as quoted by dealers, to other instruments.

Financial Instruments which are traded on one or more exchanges, organized dealer markets or electronic trading facilities are generally valued at their closing price on the exchange upon which they are principally traded. Such Financial Instruments are generally classified within level 1 of the fair value hierarchy. Valuation adjustments may be applied to the quoted market prices to the extent that exchange-traded Financial Instruments are infrequently traded. Exchange-traded Financial Instruments adjusted from the observable exchange price are categorized within level 2 or level 3 of the fair value hierarchy based on the significance of unobservable inputs to the overall valuation.

For Financial Instruments in which there is no readily determinable available third party pricing, the fair value determined by CAL3 represents its best estimate of fair value. In all instances, any Financial Instrument may either be valued by CAL3 or CAL3 may consider the valuation of such Financial Instrument provided by the person or entity, if any, who controls or manages such Financial Instrument or who is engaged by CAL3 to value such Financial Instrument. CAL3's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the Financial Instrument.

The following describes the valuation techniques applied to the Company's major classes of assets and liabilities to measure fair value, including an indication of the level within the fair value hierarchy in which each asset and liability is generally classified. Where appropriate, the description includes details of the valuation models and the key inputs to those models.

Equity securities

Exchange-traded equity securities

Exchange-traded equity securities are valued using exchange quoted market prices and are categorized within level 1 of the fair value hierarchy.

Non-exchange-traded equity securities

The Company's non-exchange-traded equity securities typically represent securities that are traded in over-the-counter ("OTC") markets. These non-exchange-traded equity securities are generally valued using broker quotes or OTC market quotes and are classified within level 1 or level 2 of the fair value hierarchy.

(2) Summary of Significant Accounting Policies, Continued:

Valuation of Financial Instruments, Continued

Corporate debt securities

The fair value of corporate debt securities is estimated using recently executed or pending transactions, market price quotations (where observable), bond spreads or credit default swap spreads obtained from independent external parties such as vendors and brokers adjusted for any basis difference between cash and derivative instruments. When applicable, the spread data used in valuing the security is equivalent to the maturity of the respective security. If spread data does not reference the issuer, then data that references a comparable issuer is used. Corporate debt securities are categorized within level 2 of the fair value hierarchy.

U.S. government securities

U.S. government securities are valued using quoted market prices and are categorized within level 1 of the fair value hierarchy.

Derivative assets and derivative liabilities

Exchange-traded derivative financial instruments

Exchange-traded derivative financial instruments include equity options, foreign exchange options, options on equity futures, options on commodity futures, options on bond futures, options on foreign exchange futures, options on Exchange Traded Funds ("ETFs"), warrants and futures contracts. Equity options and options on equity futures are generally valued using the average of national best bid offer prices as reported by various exchanges upon which those derivative financial instruments are traded. Foreign exchange options, options on commodity futures, options on bond futures, options on foreign exchange futures, options on ETFs, warrants and futures contracts are generally valued at the closing exchange price. Exchange-traded derivative financial instruments are generally classified within level 1 of the fair value hierarchy.

OTC derivative financial instruments

Foreign exchange forwards generally trade in liquid markets and are valued using market-based inputs to models. Model inputs can generally be verified and model selection does not involve significant management judgment. Significant inputs include foreign exchange rates and/or foreign exchange forward points. These instruments are generally categorized within level 2 of the fair value hierarchy.

Also, to be consistent with industry practices, the Company's valuation of OTC derivative financial instruments is generally based on discounting in local currency at the overnight index swap rate.

Valuation Processes

Citadel LLC's Valuation Committee is responsible for establishing and maintaining the Company's valuation framework and providing oversight of the valuation function. The Valuation Committee approves the Company's valuation policies, oversees NTHFS's independent role in the valuation

(2) Summary of Significant Accounting Policies, Continued:

Valuation Processes, Continued

process and approves the use of third-party valuation services when necessary. The trading desks are responsible for valuing all of their Financial Instruments in accordance with the valuation policies established by the Valuation Committee. NTHFS performs a monthly detailed price verification process on substantially all Financial Instruments. The price verification methods for Financial Instruments across all levels within the fair value hierarchy performed by NTHFS include one or more of the following, as applicable:

External Price Comparison
Valuations and prices are compared to pricing data obtained from third parties (including, but not limited to, broker dealers, SuperDerivatives, MarkIt, Bloomberg, and Interactive Data Corporation). Data obtained from the various sources is compared to ensure consistency and validity. When broker dealer quotations are used, greater priority is generally given to executable quotations.

Back-testing
Values realized upon trades executed by the Company or its affiliates are used to corroborate the valuation of Financial Instruments.

Trade Comparison
Analysis of external trade data is used to determine the most relevant pricing inputs and valuations.

Each month, NTHFS produces a written summary of the results of its price verification process. The Valuation Committee meets monthly to review the summary and determine if any adjustments are necessary. The Valuation Committee has final authority to adjust any valuation.

NTHFS also reviews the Company's adherence to its valuation policies through daily net profit and loss reporting procedures with the intent to identify potential valuation or trade booking issues on a timely basis.

Other Financial Instruments

CAL3 estimates that the aggregate carrying value of other financial instruments (including receivables and payables) recognized on the statement of financial condition approximates fair value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

(Expressed in U.S. dollars in thousands)

(3) New Accounting Pronouncements:

In May 2014, the Financial Accounting Standards Board ("FASB") issued updated accounting guidance on the recognition and disclosure of revenue from customers arising from the transfer of goods and services and accounting for certain contract costs. In July 2015, the FASB voted to defer the effective date of the accounting update by one year, to annual reporting periods beginning after December 15, 2017. The Company is still evaluating the effect of the updated guidance on the Company's financial condition and regulatory requirements.

(4) Income Taxes:

The Company is disregarded for U.S. federal income tax purposes and generally not subject to U.S. federal or state income tax directly. The Company filed partnership income tax returns with the U.S. federal government and various state and local jurisdictions, including Illinois and New York City through the period ending April 30, 2013. The Company's filed U.S. federal or state and local returns are no longer subject to examination by tax authorities for years prior to 2012. At December 31, 2015, CAL3 has no knowledge of any tax returns of the Company under examination.

In accordance with GAAP, CAL3 has reviewed the Company's tax positions for all open tax years. For the year ended December 31, 2015, CAL3 determined that the Company was not required to establish a liability for uncertain tax positions.

(5) Collateralized Transactions:

The Company enters into reverse repurchase agreements, repurchase agreements and securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations and to finance the Company's Financial Instruments. The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties. In the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), these agreements provide the Company the right to terminate such agreement, net the Company's rights and obligations under such agreement, buy-in undelivered securities and liquidate and set off collateral against any net obligation remaining by the counterparty.

For the period January 1, 2015 to July 13, 2015, the Company engaged in securities borrowing and lending transactions with Citadel Institutional Finance Company Ltd. ("CIFC"), an affiliate, (see Note 7) and non-affiliates.

Securities borrowing and lending transactions are collateralized by pledging cash or securities, which typically include equity securities and are collateralized as a percentage of the fair value of the securities borrowed or loaned. Reverse repurchase and repurchase agreements are collateralized primarily by receiving or pledging securities, respectively. Typically, the Company has rights of rehypothecation with respect to the securities collateral received under reverse repurchase agreements

(Expressed in U.S. dollars in thousands)

(5) Collateralized Transactions, Continued:

and the underlying securities received under securities borrowed transactions. As of December 31, 2015, substantially all securities received under securities borrowed transactions have been delivered or repledged in connection with short sales. The counterparty generally has rights of rehypothecation with respect to securities collateral pledged by the Company for securities borrowed by the Company.

The counterparty generally has rights of rehypothecation with respect to the securities collateral received from the Company under repurchase agreements and the securities loaned from the Company to these counterparties. Also, the Company typically has rights of rehypothecation related to securities collateral received from counterparties for securities loaned to those counterparties. The fair value of the securities collateral received from counterparties is recorded as collateral held for securities loan agreements on the statement of financial condition when the Company has such rights of rehypothecation.

The Company monitors the fair value of underlying securities in comparison to the related receivable or payable and as necessary, transfers or requests additional collateral as provided under the applicable agreement to ensure transactions are adequately collateralized.

As part of these transactions, as of December 31, 2015, the fair value of securities borrowed by the Company was $906,886, for which cash of $945,435 was pledged as collateral. The fair value of securities loaned was $26,945, for which cash of $28,003 was received as collateral. The fair value of these securities includes accrued coupon interest. Included in securities borrowed and loaned on the statement of financial condition is $154 of financing interest receivable and $1,200 of financing interest payable, respectively.

As of December 31, 2015, as a result of entering into reverse repurchase agreements, the Company obtained collateral with a fair value of $32,334. Also as of December 31, 2015, the Company had repurchase agreements with collateral posted having a fair value of $1,372,133. The fair value of the collateral obtained and posted includes accrued coupon interest. The sale and purchase obligations under reverse repurchase agreements and repurchase agreements are collateralized by equity securities, corporate debt securities and/or obligations of the U.S. government, to the extent offsetting agreements with the same counterparty have not otherwise reduced the Company's or counterparties' gross exposure.

(Expressed in U.S. dollars in thousands)

(5) Collateralized Transactions, Continued:

Offsetting of Certain Collateralized Transactions

The following table presents information about the offsetting of these instruments as of December 31, 2015. Refer to Note 10 for information relating to offsetting of derivatives.

	Assets as of December 31, 2015					
				Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts [1]	Amounts Offset in the Statement of Financial Condition [2][3]	Net Amounts Presented in the Statement of Financial Condition [1]	Counterparty Netting [2]	Financial Instruments, at Fair Value [2][5]	Net Exposure
Assets						
Securities purchased under agreements to resell [7]	$ 32,312	$ (22,719)	$ 9,593	$ —	$ (9,593)	$ —
Securities borrowed [4]	945,589	—	945,589	(8,468)	(900,261)	36,860

	Liabilities as of December 31, 2015					
				Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts [1]	Amounts Offset in the Statement of Financial Condition [2][3]	Net Amounts Presented in the Statement of Financial Condition [1]	Counterparty Netting [2]	Financial Instruments, at Fair Value [2][5]	Net Exposure
Liabilities						
Securities sold under agreements to repurchase [6][7]	$ 1,259,255	$ (22,719)	$ 1,236,536	$ —	$ (1,236,536)	$ —
Securities loaned [4]	29,203	—	29,203	(8,468)	(20,053)	682

(1) Amounts include all instruments, irrespective of whether there is a legally enforceable master netting arrangement in place. The gross and net amounts in this table include financing interest receivables or payables related to these transactions.

(2) Amounts relate to master netting arrangements or similar arrangements which have been determined by the Company to be legally enforceable in the event of default.

(3) Amounts are reported on a net basis in the statement of financial condition when subject to a legally enforceable master netting arrangement or similar arrangement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

(4) Financial instruments not offset in the statement of financial condition represent the fair value of securities borrowed or loaned in addition to accrued coupon interest.

(5) Note that the fair value of the financial instruments not offset in the statement of financial condition is limited to the net amount by counterparty reported on the statement of financial condition.

(6) Securities sold or otherwise pledged as collateral for repurchase agreements include securities owned, at fair value, recorded on the statement of financial condition.

(7) Note that the fair value of financial instruments not offset in the statement of financial condition includes securities purchased or sold under the agreements, accrued coupon interest and cash collateral, where applicable.

(Expressed in U.S. dollars in thousands)

(5) Collateralized Transactions, Continued:

Collateralized Transactions-Maturities and Collateral Pledged

The following table presents gross obligations for repurchase agreements and securities lending transactions by remaining contractual maturity and class of collateral pledged.

	As of December 31, 2015 Remaining Contractual Maturity					
	Overnight and Open	**2-30 days**	**31-90 days**	**91-365 days**	**Over 365 days**	**Total**
Securities sold under agreements to repurchase [1]						
Equity securities	$ 41,000	$ —	$ 730,000	$ 459,120	$ —	$ 1,230,120
U.S. government securities	27,631	—	—	—	—	27,631
Corporate debt securities	—	—	—	880	—	880
Total	68,631	—	730,000	460,000	—	1,258,631
Financing interest payable						624
Gross amount presented in the offsetting table above						$ 1,259,255
Securities loaned [1]						
Equity securities	$ 28,003	$ —	$ —	$ —	$ —	$ 28,003
Financing interest payable						1,200
Gross amount presented in the offsetting table above						$ 29,203

(1) Amounts presented on a gross basis, prior to netting.

CITADEL SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2015
(Expressed in U.S. dollars in thousands)

(6) Fair Value Disclosures:

The following fair value hierarchy tables present information about the Company's assets and liabilities measured at fair value on a recurring basis based upon the lowest level of significant input to the valuations (see Note 2 for the Company's policies regarding the hierarchy):

	Assets at Fair Value as of December 31, 2015				
	Level 1	Level 2	Level 3	Netting and Collateral	Total
U.S. government securities (1)	$ 7,725	$ —	$ —	$ —	$ 7,725
Corporate debt securities (1)	—	1,657	—	—	1,657
Equity securities: (1)					
Common stock					
Financial	1,783,771	26	—	—	1,783,797
Technology	318,520	15	—	—	318,535
Consumer	192,892	15	—	—	192,907
Healthcare	109,988	7	—	—	109,995
Industrial	102,460	13	—	—	102,473
Energy & utilities	96,262	5	—	—	96,267
Other	78,617	6	—	—	78,623
Non-U.S. government	2	—	—	—	2
Preferred stock					
Financial	4,824	—	—	—	4,824
Energy & utilities	661	8	—	—	669
Industrial	281	—	—	—	281
Technology	82	—	—	—	82
Consumer	65	1	—	—	66
Other	42	—	—	—	42
Healthcare	—	15	—	—	15
Total investment assets	2,696,192	1,768	—	—	2,697,960
Derivative assets:					
Options (1)	3,271,183	3,760	—	—	3,274,943
Futures (2)	24,865	—	—	—	24,865
Forwards (2)	—	38	—	—	38
Warrants (1)	21	—	—	—	21
Gross derivative assets	3,296,069	3,798	—	—	3,299,867
Netting (3)	(1,996)	(38)	—	395,029	392,995
Total derivative assets	3,294,073	3,760	—	395,029	3,692,862
Total assets, at fair value	$ 5,990,265	$ 5,528	$ —	$ 395,029	$ 6,390,822

(Expressed in U.S. dollars in thousands)

(6) Fair Value Disclosures, Continued:

	Liabilities at Fair Value as of December 31, 2015				
	Level 1	Level 2	Level 3	Netting and Collateral	Total
U.S. government securities (1)	$ 10,502	$ —	$ —	$ —	$ 10,502
Corporate debt securities (1)	—	24	—	—	24
Equity securities: (1)					
Common stock					
Financial	1,495,159	4	—	—	1,495,163
Consumer	510,649	1	—	—	510,650
Technology	473,919	2	—	—	473,921
Energy & utilities	314,439	—	—	—	314,439
Healthcare	216,125	—	—	—	216,125
Industrial	172,903	—	—	—	172,903
Other	91,166	24	—	—	91,190
Non-U.S. government	67	—	—	—	67
Preferred stock					
Financial	4,823	—	—	—	4,823
Energy & utilities	963	—	—	—	963
Technology	364	—	—	—	364
Industrial	221	—	—	—	221
Consumer	99	—	—	—	99
Other	16	—	—	—	16
Healthcare	9	—	—	—	9
Total investment liabilities	3,291,424	55	—	—	3,291,479
Derivative liabilities:					
Options (1)	3,168,343	4,313	—	—	3,172,656
Futures (2)	1,996	—	—	—	1,996
Forwards (2)	—	39	—	—	39
Warrants (1)	7	—	—	—	7
Gross derivative liabilities	3,170,346	4,352	—	—	3,174,698
Netting(3)	(1,996)	(38)	—	222	(1,812)
Total derivative liabilities	3,168,350	4,314	—	222	3,172,886
Total liabilities, at fair value	$ 6,459,774	$ 4,369	$ —	$ 222	$ 6,464,365

(1) Amounts are included in securities owned or securities sold, not yet purchased, as applicable on the statement of financial condition.

(2) Included in receivable from brokers and dealers or payable to brokers, dealers, and clearing organizations as discussed in Note 8.

(3) For positions with the same counterparty that cross over the levels of the fair value hierarchy, both counterparty netting and cash collateral netting are included in the column titled "Netting and Collateral." For contracts with the same counterparty, counterparty netting among positions classified within the same level is included within that level. For further information on derivative instruments and hedging activities, see Note 10.

(Expressed in U.S. dollars in thousands)

(7) Transactions with Related Parties:

Expenses

Pursuant to an administrative services agreement, the Company incurs direct and allocable administrative, general and operating expenses, including employee compensation and benefits, paid by Citadel LLC and its affiliates, on behalf of the Company. As of December 31, 2015, the Company had a payable to Citadel LLC of $45,487, which is included in payable to affiliates on the statement of financial condition.

The Company reimburses Citadel Investment Group (Europe) Limited ("CIGE"), an affiliate, for direct expenses paid by CIGE on behalf of the Company.

Pursuant to a services agreement, a proportionate share of expenses incurred by CLP3 during the year for certain administrative services provided by NTHFS are allocated to the Company. At December 31, 2015, $522 of the Company's expense in relation to these fees was outstanding to be paid to CLP3 and is reflected in payable to affiliates on the statement of financial condition.

Clearing and Executing Activities

For the period from January 1, 2015 to July 13, 2015, the Company conducted clearing activities with the following affiliates and affiliated customers: Citadel Global Equities Master Fund Ltd., Citadel Global Event Driven Master Fund Ltd., Surveyor Capital Ltd., Citadel Horizon S.à r.l., Citadel Quantitative Strategies Master Fund Ltd., Citadel Equity Fund Ltd., and Citadel Global Equities Fund S.à r.l (collectively, the "Affiliated Funds").

As of July 13, 2015, the Company no longer provided these services to the Affiliated Funds. Citadel Advisors LLC, the manager of certain Affiliated Funds, launched a new broker and dealer, CCLC, which provided these services to the Affiliated Funds beginning July 13, 2015. On July 13, 2015, the Company transferred clearing and financing balances held on behalf of the Affiliated Funds, to CCLC for a net cash payment of $128,945, which was equal to the fair value of such assets and liabilities on the date of transfer. The assets and liabilities were transferred by novation and represented securities borrowed, collateral held under securities loan agreements and other receivables of $26,388,622 and securities loaned and other payables of $26,517,567.

For the year ended December 31, 2015, the Company also provided execution services to Citadel Securities Swap Dealer LLC ("CSSD"), an affiliate. As of December 31, 2015, the Company had a receivable from CSSD of $12, which is reflected in other assets on the statement of financial condition.

CES Securities Canada ULC, an affiliated registered investment dealer in Canada, provided execution services to the Company.

(Expressed in U.S. dollars in thousands)

(7) Transactions with Related Parties, Continued:

Securities Borrowed and Securities Loaned

During the period from January 1, 2015 to July 13, 2015, the Company had securities borrowing and lending transactions with CIFC. On July 13, 2015, the Company's securities borrowed and securities loaned balances with CIFC were novated to CCLC and the Company no longer has any securities borrowing or lending transactions with CIFC.

Miscellaneous Related Party Transactions

The Company accounted for its investment in the common stock of CMDX Holdings Ltd. ("CMDX"), an affiliated investment in which the Company owned 29.2%, under the equity method of accounting. During the year, the Company transferred its investment in CMDX with a value of $706 to CLP3 through a distribution-in-kind. The transaction was based on the fair value of CMDX on the transfer date.

During 2015, the Company sold long Financial Instruments of $118,509 and short Financial Instruments of $17,335 to Citadel Securities Principal Investments LLC, an affiliate, for a net cash receipt of $101,174, which was equal to the fair value of these net Financial Instruments on the date of transfer.

The Company participates in a variety of operating and administrative transactions with related parties and affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties and such differences could be material.

(8) Receivable from and Payable to Brokers, Dealers, Clearing Organizations and Custodians:

Amounts receivable from brokers, dealers, clearing organizations, and custodians at December 31, 2015, consist of the following:

	Receivables
Securities failed to deliver	$ 129
Receivables from brokers and dealers	1,003,358
Receivable from brokers and dealers	$ 1,003,487
Securities failed to deliver	$ 323,767
Receivables from clearing organizations	52,435
Receivables from custodians	2,677
Receivable from clearing organizations and custodians	$ 378,879

(Expressed in U.S. dollars in thousands)

(8) Receivable from and Payable to Brokers, Dealers, Clearing Organizations and Custodians, Continued:

Amounts payable to brokers, dealers, and clearing organizations, at December 31, 2015, consist of the following:

		Payables
Securities failed to receive	$	64
Payables to brokers and dealers		371
Payables to clearing organizations		18,336
Payable to brokers, dealers, and clearing organizations	$	18,771

The Company clears certain of its proprietary transactions through clearing brokers. The net receivables/ payables from/to brokers, dealers, clearing organizations, and custodians related to the aforementioned transactions contain cash margin balances and are collateralized by securities owned by the Company. The clearing brokers' internal and regulatory collateral requirements on open short positions and securities purchased on margin require that cash and/or securities be maintained in the Company's accounts to satisfy such requirements.

At December 31, 2015, receivables from clearing organizations include cash deposits held at the clearing organizations of $52,435 made in the normal course of business. Additionally, at December 31, 2015, the Company has pledged collateral in the form of securities, which includes securities collateral received under reverse repurchase agreements, with a fair value of $4,042 to fulfill the Company's clearing fund and margin obligations at clearing organizations.

(9) Risk Management:

The Company is subject to various risks, including, but not limited to, market risk, off-balance sheet risk, credit risk, currency risk, and liquidity and leverage risk. CAL3 attempts to monitor and manage these risks on an ongoing basis. While CAL3 generally seeks to hedge certain portfolio risks, CAL3 is not required to and may not attempt to hedge all market or other risks in the portfolio, and it may decide to only partially hedge certain risks.

Market Risk

Market risk is the potential for changes in the value of Financial Instruments. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates, commodity prices, credit prices, and currency prices.

Market risk is directly impacted by the volatility and liquidity of the markets in which the underlying financial instruments are traded. CAL3 attempts to manage market risk in various ways, including through diversifying exposures, placing limitations on position sizes and hedging in related securities or derivative

(9) Risk Management, Continued:

Market Risk, Continued

financial instruments. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices, volatilities and correlations between Financial Instruments and the instruments used to hedge such Financial Instruments.

The Company sells various financial instruments which it does not yet own or which are consummated by the delivery of borrowed financial instruments ("short sales"). The Company is exposed to market risk for short sales. If the fair value of a financial instrument sold short increases, the Company's obligation to deliver this instrument, reflected as a liability on the statement of financial condition, is correspondingly increased. A short sale involves the risk of an unlimited increase in the market price of the particular investment sold short, which could result in an inability to cover the short position and unlimited loss. There can be no assurance that securities necessary to cover a short position will be available for purchase. To attempt to manage this market risk, the Company may hold Financial Instruments which can be used to hedge or settle these obligations and monitors its market exposure daily, adjusting Financial Instruments as deemed necessary. Also, the Company's ability to conduct short sales on certain specified securities could be restricted due to rules enacted by regulatory pronouncements and legislation, thus impacting CAL3's ability to execute its investment strategies on behalf of the Company. Possible impacts include a reduced inventory of shares available for borrowing and increased transaction costs relating to short selling.

Off-Balance Sheet Risk

The Company enters into investment transactions which may represent off-balance sheet risk. Off-balance sheet risk exists when the maximum potential loss on a particular investment is greater than the value of such investment, as reflected on the statement of financial condition. Off-balance sheet risk generally arises from the use of derivative financial instruments or short sales.

Credit Risk

Credit risk is the risk of losses due to the failure of a counterparty to perform according to the terms of a contract. Since the Company does not clear all of its own securities transactions, it has established accounts with other financial institutions for this purpose. This can, and often does, result in a concentration of credit risk with one or more of these institutions. Such risk, however, is partially mitigated by the obligation of certain of these financial institutions to comply with rules and regulations governing financial institutions in countries where they conduct their business activities. These rules and regulations generally require maintenance of minimum net capital and may also require segregation of customers' funds and financial instruments from the holdings of the financial institutions themselves. The Company actively reviews and attempts to manage exposures to various financial institutions in an attempt to mitigate these risks. The Company also attempts to minimize this credit risk by carrying minimal excess collateral above the specific collateral requirement computed pursuant to the contractual terms between the Company and the financial institutions as applicable.

(9) Risk Management, Continued:

Credit Risk, Continued

The Company is exposed to credit risk in its role as a trading counterparty to dealers and customers, as a holder of securities and as a member of exchanges and clearing organizations. The Company's customer activities involve the execution settlement and financing of various transactions. Customer activities are transacted on a delivery versus payment or cash basis. The Company's credit exposure to institutional customer business is mitigated by the use of industry-standard delivery versus payment through depositories and clearing banks.

The credit risk of exchange-traded and/or centrally cleared derivatives ("cleared derivatives"), such as exchange-traded futures, exchange-traded options and cleared OTC derivative financial instruments, is reduced by the rules or regulatory requirements of the individual exchanges and clearinghouses on which these instruments are traded and cleared. One of the requirements of the exchanges and clearinghouses is that cleared derivatives are margined on a daily basis, which reduces the credit risk related to such cleared derivatives.

The Company seeks to reduce its exposure to credit risk associated to counterparty nonperformance in its clearing and financing activities by entering into master netting agreements and collateral arrangements with counterparties. These agreements provide the Company with the ability to demand collateral as well as to liquidate collateral and offset receivables and payables covered under the same master agreement in the event of counterparty default. CAL3 monitors collateral fair value on a daily basis relative to the Company's counterparties' exposure, and when necessary, attempts to recall any material excess collateral balances. Additionally, the Company also seeks to manage credit risk by, among other factors, monitoring exposures to and reviewing creditworthiness of its counterparties and rebalancing financing sources as deemed appropriate.

The Company clears a substantial portion of its equity options from its market making activities and related equity security trades through Bank of America Merrill Lynch ("BAML"), which also maintains the Company's positions. These positions are recorded at fair value under securities owned on the statement of financial condition. In addition, the clearing broker provides the majority of the financing for these securities. This results in a concentration of credit risk with BAML. Such risk, however, is partially mitigated by the obligation of BAML to comply with rules and regulations governing broker/dealers, including the requirement to maintain a minimum amount of net capital and may also require segregation of customers' funds and financial instruments from the holdings of the financial institutions themselves. The Company also actively reviews and monitors exposures to various financial institutions in an attempt to mitigate these risks.

The cash and security account balances held at various major financial institutions, which typically exceed government sponsored insurance coverages, also subject the Company to a concentration of credit risk. CAL3 attempts to mitigate the credit risk that exists with these deposits by, among other factors, maintaining these deposits pursuant to segregated custodial arrangements, where possible.

(9) Risk Management, Continued:

Credit Risk, Continued

The Company may invest in convertible bonds, corporate bonds, and other credit sensitive securities, from time to time. Until such investments are sold or are paid in full at maturity, the Company is exposed to credit risk relating to whether the issuer will meet its obligations when the securities come due.

Currency Risk

The Company may invest directly in non-U.S. currencies, securities that are denominated in, and that receive revenues in, non-U.S. currencies, or in derivatives that provide exposure to non-U.S. currencies, and as such is subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged. Currency rates may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by government entities, central banks or supranational entities, or by the imposition of currency controls or other geopolitical developments.

Liquidity and Leverage Risk

The Company generally invests on a highly leveraged basis, both through its financing arrangements, including repurchase agreements, and through the degree of leverage typically embedded in the derivative financial instruments in which it invests. The use of leverage can dramatically magnify both gains and losses, increasing the possibility of a member's total loss of its investment in the Company. Leverage through margin borrowings requires collateral to be posted with prime brokers, custodians and counterparties. Prime brokers, custodians, and counterparties, generally have authority, under their respective agreements, over valuing the collateral posted and requiring the posting of additional collateral. Market value movements could result in a prime broker, custodian or counterparty, under their respective agreements having the right to reduce the value of such collateral or to require the posting of additional collateral even if no actual transaction in the underlying instrument has occurred, potentially resulting in the issuance of a margin call. This could also result in the Company having to otherwise sell assets at a time when the Company would not otherwise choose to do so. The Company seeks to mitigate this risk by utilizing term financing arrangements as well as negotiating dispute rights for valuation differences between the Company and its prime brokers, custodians and counterparties.

CAL3 targets to maintain a substantial pool of excess liquidity at the Company for various planned and contingent needs including, among others, mark to market losses on investments, changes in margin requirements as term financing facilities mature, increases in initial margin requirements by clearing houses, and member's capital activity.

(9) Risk Management, Continued:

Other Risks

Due to investments in specific industries or investments in non-U.S issuers located in a specific country or region, the Company may be subject to elements of risk not typically associated with investments in the U.S. Such concentrations may subject the Company to additional risks resulting from future political or economic conditions in such country or region and the possible imposition of adverse governmental laws or currency exchange restrictions affecting such country or region, which could cause the securities and their markets to be less liquid and prices more volatile than those of comparable U.S. companies.

Legal, tax, and regulatory changes could occur during the term of the Company that may adversely affect the Company. In addition, securities and futures markets are subject to comprehensive statutes, regulations and margin requirements. Regulators and self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies. The regulation of derivative transactions and short selling and funds that engage in such transactions is an evolving area of law and is subject to modification by government and judicial actions. The effect of any future regulatory change on the Company could be substantial and adverse.

Certain of the Company's trading and financing agreements contain trigger provisions linked to the Company failing to maintain a predetermined level of net asset value or member's capital over certain periods, and/or the decline of the Company's net asset value or member's capital and/or the decline of the Company's excess net capital as defined in SEC Rule 15c3-1 over certain periods. If the counterparty were to exercise its rights under such provisions, it could elect to cause the termination and net settlement of obligations under the Company's outstanding bilateral and agency-cleared transactions, and it could elect to cause the acceleration and repayment of outstanding debit balances, increase in margin levels and/or termination under the Company's prime brokerage and related financing agreements. As of December 31, 2015, the Company was in compliance with these trigger provisions. CAL3 attempts to manage the risks associated with these provisions as part of its overall risk management process.

Contingencies

In the normal course of business, the Company enters into contracts that contain provisions related to general indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, CAL3 believes the risk of loss from these arrangements to be remote.

The Company provides guarantees to securities clearinghouses. Under the standard securities clearinghouse membership agreement, members are required to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the

(9) Risk Management, Continued:

Contingencies, Continued

clearinghouse, other members would be required to meet the resulting shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, CAL3 believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

The Company may be involved, in the normal course of business, in legal, regulatory and arbitration proceedings and/or inquiries concerning matters arising in connection with the conduct of its operations. The Company believes resolution of these matters will not have a material adverse effect on the financial condition of the Company, although the resolution could be material to the Company's operating results for a particular period or periods. Given the inherent difficulty of predicting the outcome of the Company's litigation and regulatory matters, particularly in cases or proceedings in which substantial or indeterminate damages or fines are sought, the Company cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred.

(10) Derivative Financial Instruments:

Derivatives are financial instruments that derive their value from underlying asset prices, indices, reference rates, or other inputs, or a combination of these factors and generally represent future commitments to exchange cash flows, or to purchase or sell other financial instruments at specified future dates. Derivatives may be traded on an exchange ("Exchange-traded") or they may be privately negotiated contracts, which are usually referred to as OTC derivatives. OTC derivatives can be cleared and settled through central clearing counterparties, while others are bilateral contracts between two counterparties ("Bilateral OTC").

The Company may enter into derivative financial instruments in the normal course of its business to take speculative investment positions or to manage various underlying exposures for risk management purposes. Examples of the use of derivative financial instruments for risk management purposes include, but are not limited to the following: interest rate derivatives to manage potential exposures to interest rate fluctuations; currency derivatives to manage potential foreign currency exchange rate risks on its Financial Instruments and/or other assets and liabilities; and equity derivatives to manage potential price fluctuations related to individual equities, equity baskets and indices. The Company's derivative financial instrument risks should not be viewed in isolation, but rather CAL3 believes they should be considered on an aggregate basis along with the Company's other investing activities.

At any point in time, subject to applicable bankruptcy or similar laws affecting creditors' rights, generally the Company's credit exposure to a derivative financial instrument counterparty is limited to the Company's net unrealized gains (losses) on derivative financial instruments plus any collateral

(10) Derivative Financial Instruments, Continued:

transferred to such counterparty by the Company pursuant to credit support agreements, less any collateral transferred to the Company by such counterparty pursuant to credit support agreements. These amounts are recorded on a net basis by counterparty by the Company on the statement of financial condition when the Company has executed netting agreements permitting the legal right of offset of such exposures between the Company and such counterparty. Typically, the Company or the counterparty has rights of rehypothecation with respect to collateral pledged or received under such derivative netting agreements. Initial margin pledged by the Company to the counterparty under derivative netting agreements, but held at a third-party custodian, is not subject to rehypothecation by the counterparty.

Options are contracts in which the option purchaser has the right, but not the obligation, to purchase from or sell to the option writer financial instruments within a defined time period for a specified price. Options written by the Company create off-balance sheet risk, as the Company's contingent obligation to satisfy the purchase or sale of securities underlying such options may exceed the amount recognized on the statement of financial condition.

Futures and forwards are contracts that commit counterparties to purchase or sell financial instruments, commodities, or currencies for an agreed-upon price on an agreed future date. These instruments can involve market risk and/or credit risk in excess of the amount recognized on the statement of financial condition.

The following table sets forth the fair value and the quarterly average notional amount of the Company's derivative contracts by underlying risk exposure as of and for the year ended December 31, 2015, respectively. The quarterly average notional amount provides an indication of the volume of the Company's derivative activity. The table also presents information about the offsetting of derivative instruments and related collateral amounts (see information related to offsetting of certain collateralized transactions in Note 5). Gross derivative contracts in the table below exclude the effect of netting and do not necessarily represent the Company's actual exposure which may ultimately be reduced by netting agreements. Net derivative contracts represent the fair value of derivative assets and liabilities after the netting of cash collateral and positions by counterparty, when the legal right of offset exists and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. Net derivative contracts agree to the total derivative assets and total derivative liabilities included in the fair value hierarchy tables in Note 6:

(Expressed in U.S. dollars in thousands)

(10) Derivative Financial Instruments, Continued:

	Fair Value as of December 31, 2015 and the Quarterly Average Notional for the Year Ended December 31, 2015			
	Derivative Assets		Derivative Liabilities	
	Fair Value	Notional	Fair Value	Notional
Gross derivative contracts				
Exchange-traded				
Equity contracts	$ 3,247,096	$ 91,617,653	$ 3,134,323	$ 95,616,931
Commodity contracts	35,963	956,956	27,341	1,052,100
Interest rate contracts	7,103	711,801	7,331	707,848
Foreign exchange contracts	7,758	303,855	4,078	285,531
Credit contracts	1,909	43,529	1,586	44,508
Total Exchange-traded	3,299,829	93,633,794	3,174,659	97,706,918
Bilateral OTC				
Foreign exchange contracts	38	5,466	39	2,875
Total gross derivative contracts [1]	3,299,867	$ 93,639,260	3,174,698	$ 97,709,793
Amounts that have been offset in the statement of financial condition [2] [3]				
Exchange-traded				
Receivables/payables for unsettled transactions	811		—	
Cash collateral	394,218		—	
Counterparty netting	(1,996)		(1,996)	
Total Exchange-traded	393,033		(1,996)	
Bilateral OTC				
Receivables/payables for unsettled transactions	—		222	
Counterparty netting	(38)		(38)	
Total Bilateral OTC	(38)		184	
Total Exchange-traded	3,692,862		3,172,663	
Total Bilateral OTC	—		223	
Net derivative contracts	3,692,862		3,172,886	
Amounts that have not been offset in the statement of financial condition [2]	(60,624)		(60,624)	
Net exposure	$ 3,632,238		$ 3,112,262	

(1) Amounts include all derivative instruments, irrespective of whether there is a legally enforceable master netting arrangement in place.

(2) Amounts relate to master netting arrangements and collateral arrangements which have been determined by the Company to be legally enforceable in the event of default.

(3) Amounts are reported on a net basis in the statement of financial condition when subject to a legally enforceable master netting arrangement or similar arrangement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

(Expressed in U.S. dollars in thousands)

(10) Derivative Financial Instruments, Continued:

The Company has concentration risk with respect to its derivative financial instruments. At December 31, 2015, BAML serves as clearing and prime broker for 99.55% of the Company's net derivative assets. See Note 9 for a discussion of credit risk and risk management.

The Company attempts to manage the risks associated with its derivative financial instruments along with its speculative investing activities in cash instruments as part of its overall risk management process (discussed in Note 9).

(11) Regulatory Requirements:

The Company is a registered broker and dealer subject to Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements for their registrants. The Company has elected to use the alternative method as permitted by Rule 15c3-1. At December 31, 2015, net capital was $338,689, which was in excess of the Company's required net capital by $337,689. In addition, the Company is subject to minimum capital requirements of exchanges and clearing corporations in which it is a member, which may exceed the minimum net capital requirements of the SEC.

The Company is also subject to the requirements of Rule 15c3-3 of the SEC. At December 31, 2015, the Company was not required to make a deposit into the reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3. At December 31, 2015, the amount held on deposit in a reserve bank account for the exclusive benefit of customers was $4,000 and for proprietary accounts of brokers and dealers was $100.

(12) Subsequent Events:

The Company has performed an evaluation of subsequent events through February 19, 2016, which is the date the financial statements were available to be issued.

Subsequent to December 31, 2015, the Company does not carry securities accounts for customers, perform custodial functions related to customer securities, or effectuate any transactions with customers.

On January 1, 2016, the Company's member, CLP3, merged into CSHC US LLC ("CSUH"), an affiliate.

Subsequent to December 31, 2015, capital withdrawals of $33,000 were made by CSUH.

On February 4, 2016, the Company entered into a purchase agreement with KCG Americas LLC ("KCG") to acquire the Designated Market Maker ("DMM") business of KCG for $16,250.